UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2011
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     ☐Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Proposed Offering of Senior Notes
     We, LDK Solar Co., Ltd., today announced our intention to offer, subject to market and other conditions, U.S. dollar-donominated senior notes to qualified institutional buyers in reliance on the exemption from the registration requirement of the United States Securities Act of 1933, as amended (the “Securities Act”), provided by Rule 144A promulgated thereunder and outside the United States in compliance with Regulation S under the Securities Act. The notes will be guaranteed by certain of our offshore subsidiaries. The interest rate, price and other terms are to be determined by negotiations between us and the initial purchaser of the notes.
     We expect to use the net proceeds of the offering to repay certain of our existing indebtedness with remaining maturities of up to one year.
     Our press release announcing the proposed offering issued on April 29, 2011 is attached hereto as Exhibit 99.7.
     The senior notes offered have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement of the Securities Act. Our press release is not an offer to sell or the solicitation of an offer to buy any of our securities. Any offers of the above securities will be made only by means of a private offering memorandum.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
	By:	/s/ Jack Lai
	Name:	Jack Lai
Date: April 29, 2011	Title:	Chief Financial Officer

EXHIBIT 99.7: PRESS RELEASE
LDK Solar Announces Proposed Offering of Senior Notes
     XINYU CITY, China and SUNNYVALE, Calif., April 29, 2011 — LDK Solar Co., Ltd. (NYSE: LDK) (“LDK Solar”) announced today its intention to offer, subject to market and other conditions, U.S. dollar-donominated senior notes (the “Notes”) to qualified institutional buyers in reliance on the exemption from the registration requirement of the United States Securities Act of 1933, as amended (the “Securities Act”), provided by Rule 144A promulgated thereunder and outside the United States in compliance with Regulation S under the Securities Act. The Notes will be guaranteed by certain of LDK Solar’s offshore subsidiaries (the “Subsidiary Guarantees”). The interest rate, price and other terms are to be determined by negotiations between LDK Solar and the initial purchaser of the Notes.
     LDK Solar intends to use the net proceeds of the offering to repay certain of its existing indebtedness with remaining maturities of up to one year.
     This press release is for information only and is not an offer to sell or the solicitation of an offer to buy securities and neither this press release nor anything herein forms the basis for any contract or commitment whatsoever. This press release is not an offer of securities for sale in the United States. Any offers of the securities will be made only by means of a private offering memorandum. The Notes and the Subsidiary Guarantees have not been and will not be registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement. There will be no public offering of securities in the United States.
Safe Harbor Statement for LDK Solar
     This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:

Lisa Laukkanen	Jack Lai
The Blueshirt Group for LDK Solar lisa@blueshirtgroup.com +1-415-217-4967	Executive VP and CFO LDK Solar Co., Ltd. IR@ldksolar.com +1-408-245-8801

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